Exhibit 99.1

CORDOVACANN SECURES REPUTABLE AND RAPIDLY EXPANDING CANNABIS BUSINESS IN WASHINGTON STATE

TORONTO, ONTARIO, November 12, 2018 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has entered into a letter of intent, dated November 9, 2018, to acquire cannabis-related assets (the “Assets”) utilized by Blue Roots LLC (“Blue Roots”) for a total purchase price of $3,500,000 United States Dollars (USD). Blue Roots is an owner and operator of a Marijuana Producer Tier II license issued by the Washington State Liquor and Cannabis Board.

Blue Roots, headquartered near Spokane, Washington, produces high-end flower and a wide variety of end products for the growing Washington cannabis market under the Blue Roots brand name. It currently operates a 30,000 square foot facility that houses 7,500 square feet of cultivation, extraction, processing, manufacturing and a commercial kitchen. Blue Roots has also secured a Marijuana Producer Tier III license and is in midst of expanding into an additional 30,000 square feet given their increasing distribution and consumer demand for its products. The buildout of this additional facility is expected to cost approximately USD $3,000,000, which will be incurred over a six month period post-closing. Blue Roots is led by a strong operational team that will continue to operate the Assets after the transaction has closed.

The Assets to be acquired include leases for two 30,000 square foot facilities in Airway Heights, Washington, equipment and other intellectual property utilized by Blue Roots. Under the terms of the agreement, the Company has agreed to purchase the Assets in exchange for a cash payment of USD $3,500,000 and the vendors or their designee retaining a 30% carried interest in the Assets, all due on closing. The transaction as contemplated is expected to close on or before February 1, 2019, subject to certain closing conditions, including but not limited to, satisfactory due diligence and approval from the Company’s board of directors.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “Entrance into the Washington market has been one of our top priorities over the past few months. This acquisition provides Cordova with a strong existing manufacturing and distribution platform with proven products under a respected brand, which has been growing nicely and has generated over $3 million in revenues and $700 thousand in positive cash flow year-to-date.” He added, “The Company plans to further grow these operations and to increase its reach into the Washington market as it continues to expand its multi-jurisdictional platform.”

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:
Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169

Investor Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233

Media Contact:
Anne Donohoe
KCSA Strategic Communications
adonohoe@kcsa.com
(212) 896-1265